FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):   ☐ Form 10-K ☐  Form 20-F ☐  Form 11-K ☒  Form 10-Q ☐  Form 10-D ☐  Form N-SAR ☐  Form N-CSR

             For Period Ended:                July 31, 2010

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Finotec Group, Inc. Full Name of Registrant

Address of Principal Executive Office (Street and Number)

228 East 45th Street, Suite 1801, New York NY 10017

City, State and Zip Code

PART II — RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  ☒                   (a)    The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  ☒                   (b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

  ☒                   (c)    The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Finotec Group, Inc. (the “Company”) was unable to complete its quarterly report on Form 10-Q for the quarter ended July 31, 2010, prior to the prescribed filing date without unreasonable effort or expense because of a change in the auditors. As a result of this change, the accountants could not complete the required audited financial statements and management could not complete Management's Discussion and Analysis of such financial statements by September 15, 2010.

PART IV — OTHER INFORMATION

(1)                      Name and telephone number of person to contact in regard to this notification

Didier Essemini                                     718                      513-3620
(Name)                                           (Area Code)          (Telephone Number)

(2)                      Have all periodic reports required under 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                      Yes ☒     No ☐

(3)                      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                      Yes ☐     No  ☒

                      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

(Name of Registrant as Specified in Charter) Finotec Group, Inc.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:           September 14, 2010                                 By: /s/ Didier Essemini
                       Didier Essemini, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.